                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 1)/1/

                             --------------------

                                TV GUIDE, INC.
           ---------------------------------------------------------
            (formerly known as United Video Satellite Group, Inc.)
            ------------------------------------------------------
                               (Name of Issuer)

                Class A Common Stock, par value $.01 per share
           ---------------------------------------------------------
                        (Title of Class of Securities)

                                   87307Q109

                                (CUSIP Number)

                            Arthur M. Siskind, Esq.
                         The News Corporation Limited
                         c/o News America Incorporated
                          1211 Avenue of the Americas
                           New York, New York 10036
                                (212) 852-7000

                             --------------------

                                with copies to:

                            Jeffrey W. Rubin, Esq.
                 Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                               551 Fifth Avenue
                           New York, New York 10176
                                (212) 661-6500

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 March 1, 1999
                             --------------------
            (Date of event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

----------
/1/   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                              Page 1 of 76 Pages

CUSIP No. 87307Q109

--------------------------------------------------------------------------------
 1 Name of Reporting Persons/S.S. or I.R.S.Identification Nos. of Above Persons The News Corporation Limited
--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3  SEC Use Only

--------------------------------------------------------------------------------
 4  Source of Funds (See Instructions)
                00
--------------------------------------------------------------------------------
 5  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Item 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization
    South Australia, Australia
--------------------------------------------------------------------------------
                    7  Sole Voting Power                66,534,108/1/

  Number of     ----------------------------------------------------------------
    Shares          8   Shared Voting Power                 - 0 -
 Beneficially
   Owned by     ----------------------------------------------------------------
     Each           9   Sole Dispositive Power          66,534,108/1/
  Reporting
 Person with    ----------------------------------------------------------------
                    10  Shared Dispositive Power            - 0 -

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        66,534,108/1/
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      [_]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                           43.8%/2/
--------------------------------------------------------------------------------
14  Type of Reporting Person
    CO
--------------------------------------------------------------------------------

----------
/1/ Includes 37,496,588 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock. See Introductory Statement and Item 5. Does not include shares beneficially owned by the Liberty Companies, as defined in the Introductory Statement. See Item 5.

/2/ Assumes conversion of all outstanding shares of Class B Common Stock into Class A Common Stock. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of the Issuer representing approximately 48.9% of the voting power of the Issuer (assuming no conversion of the Class B Common Stock). See Introductory Statement and Item 5.

                              Page 2 of 76 Pages

CUSIP No. 87307Q109

--------------------------------------------------------------------------------
 1 Name of Reporting Persons/S.S. or I.R.S.Identification Nos. of Above Persons News Publishing Australia Limited
--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3  SEC Use Only

--------------------------------------------------------------------------------
 4  Source of Funds (See Instructions)
                00
--------------------------------------------------------------------------------
 5  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Item 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization
    Delaware
--------------------------------------------------------------------------------
                    7  Sole Voting Power                66,534,108/1/

  Number of     ----------------------------------------------------------------
    Shares          8   Shared Voting Power                 - 0 -
 Beneficially
   Owned by     ----------------------------------------------------------------
     Each           9   Sole Dispositive Power          66,534,108/1/
  Reporting
 Person with    ----------------------------------------------------------------
                    10  Shared Dispositive Power            - 0 -

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        66,534,108/1/
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      [_]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                           43.8%/2/
--------------------------------------------------------------------------------
14  Type of Reporting Person
    CO
--------------------------------------------------------------------------------

----------
/1/ Includes 37,496,588 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock. See Introductory Statement and Item 5. Does not include shares beneficially owned by the Liberty Companies, as defined in the Introductory Statement. See Item 5.

/2/ Assumes conversion of all outstanding shares of Class B Common Stock into Class A Common Stock. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of the Issuer representing approximately 48.9% of the voting power of the Issuer (assuming no conversion of the Class B Common Stock). See Introductory Statement and Item 5.

                              Page 3 of 76 Pages

CUSIP No. 87307Q109

--------------------------------------------------------------------------------
 1 Name of Reporting Persons/S.S. or I.R.S.Identification Nos. of Above Persons TVG Holdings, Inc.
--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3  SEC Use Only

--------------------------------------------------------------------------------
 4  Source of Funds (See Instructions)
                00
--------------------------------------------------------------------------------
 5  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Item 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization
    Delaware
--------------------------------------------------------------------------------
                    7  Sole Voting Power                66,534,108/1/

  Number of     ----------------------------------------------------------------
    Shares          8   Shared Voting Power                 - 0 -
 Beneficially
   Owned by     ----------------------------------------------------------------
     Each           9   Sole Dispositive Power          66,534,108/1/
  Reporting
 Person with    ----------------------------------------------------------------
                    10  Shared Dispositive Power            - 0 -

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        66,534,108/1/
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      [_]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                           43.8%/2/
--------------------------------------------------------------------------------
14  Type of Reporting Person
    CO
--------------------------------------------------------------------------------

/1/ Includes 37,496,588 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock. See Introductory Statement and Item 5. Does not include shares beneficially owned by the Liberty Companies, as defined in the Introductory Statement. See Item 5.

 /2/ Assumes conversion of all outstanding shares of Class B Common Stock into Class A Common Stock. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of the Issuer representing approximately 48.9% of the voting power of the Issuer (assuming no conversion of the Class B Common Stock). See Introductory Statement and Item 5.

                              Page 4 of 76 Pages

CUSIP No. 87307Q109

--------------------------------------------------------------------------------
 1 Name of Reporting Persons/S.S. or I.R.S.Identification Nos. of Above Persons K Rupert Murdoch
--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3  SEC Use Only

--------------------------------------------------------------------------------
 4  Source of Funds (See Instructions)
                00
--------------------------------------------------------------------------------
 5  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Item 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization
    United States of America
--------------------------------------------------------------------------------
                    7  Sole Voting Power                66,534,108/1/

  Number of     ----------------------------------------------------------------
    Shares          8   Shared Voting Power                 - 0 -
 Beneficially
   Owned by     ----------------------------------------------------------------
     Each           9   Sole Dispositive Power          66,534,108/1/
  Reporting
 Person with    ----------------------------------------------------------------
                    10  Shared Dispositive Power            - 0 -

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        66,534,108/1/
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      [_]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                           43.8%/2/
--------------------------------------------------------------------------------
14  Type of Reporting Person
    IN
--------------------------------------------------------------------------------

/1/ Includes 37,496,588 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock. See Introductory Statement and Item 5. Does not include shares beneficially owned by the Liberty Companies, as defined in the Introductory Statement. See Item 5.

/2/ Assumes conversion of all outstanding shares of Class B Common Stock into Class A Common Stock. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of the Issuer representing approximately 48.9% of the voting power of the Issuer (assuming no conversion of the Class B Common Stock). See Introductory Statement and Item 5.


                              Page 5 of 76 Pages

CUSIP No. 87307Q109

--------------------------------------------------------------------------------
 1 Name of Reporting Persons/S.S. or I.R.S.Identification Nos. of Above Persons News America Incorporated
--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3  SEC Use Only

--------------------------------------------------------------------------------
 4  Source of Funds (See Instructions)
    Not Applicable
--------------------------------------------------------------------------------
 5  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Item 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization
    Delaware
--------------------------------------------------------------------------------
                    7  Sole Voting Power                    - 0 -

  Number of     ----------------------------------------------------------------
    Shares          8   Shared Voting Power                 - 0 -
 Beneficially
   Owned by     ----------------------------------------------------------------
     Each           9   Sole Dispositive Power              - 0 -
  Reporting
 Person with    ----------------------------------------------------------------
                    10  Shared Dispositive Power            - 0 -

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            - 0 -
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      [_]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                              0%
--------------------------------------------------------------------------------
14  Type of Reporting Person
    CO
--------------------------------------------------------------------------------

                              Page 6 of 76 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                                 TV GUIDE, INC.
             (formerly known as United Video Satellite Group, Inc.)


Introductory Statement
----------------------

     This Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D (the "Statement") relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of TV Guide, Inc. (formerly known as United Video Satellite Group, Inc.), a Delaware corporation (the "Issuer" or "Company"), and includes information regarding (i) the Class A Common Stock, and (ii) the Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"), of the Company. This Amendment amends and supplements the Statement originally filed by the "Reporting Persons" (as defined herein) on August 11, 1998 with the Securities and Exchange Commission (the "SEC").

     On March 1, 1999, The News Corporation Limited ("News Corp.") and the Company consummated the transactions previously described in the Statement. On such date, pursuant to (i) the Share Exchange Agreement, effective as of June 10, 1998, among News America Incorporated, Holdings and the Company (the "Share Exchange Agreement"), (ii) the letter agreement, effective as of June 10, 1998, among News Corp., Tele-Communications, Inc. ("TCI") and the Company (the "Parent Agreement") and (iii) the letter agreement, dated February 23, 1999, among News Corp., TCI and the Company (the "Equalization Letter," and collectively with the Share Exchange Agreement and the Parent Agreement, the "Acquisition Agreements"), News Corp.'s indirect subsidiary, TVG Holdings, Inc.


                              Page 7 of 76 Pages

("Holdings"), acquired an aggregate of 29,037,520 shares of the Company's Class A Common Stock and 37,496,588 shares of the Company's Class B Common Stock. The Acquisition Agreements supersede the June 10, 1998 "Letter Agreement" previously described in Item 4 of the Statement.

     In connection with the closing of the transactions contemplated by the Acquisition Agreements, Holdings, News Corp., TCI UVSG, Inc., Liberty Media Corporation, TCI and the Company entered into a Stockholders' Agreement dated as of March 1, 1999 (the "Stockholders Agreement"). By virtue of the Stockholders Agreement, TCI UVSG, Inc. and Liberty Media Corporation (together, the "Liberty Companies"), on the one hand, and the Reporting Persons, on the other hand, may constitute a "group" for purposes of Rule 13d-5 under the Securities Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of shares of Common Stock.

     The descriptions of, and references to, the Acquisition Agreements, the Stockholders Agreement and other agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

Item 2.   Identity and Background.
          -----------------------
     Item 2 is hereby amended and restated to read in its entirety as follows:

     This Statement is being filed by (i) The News Corporation Limited ("News Corp."), a South Australia, Australia corporation with its principal executive offices located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) News Publishing Australia Limited ("NPAL"), a Delaware corporation and a subsidiary of News Corp., with its principal executive offices at 1300 North Market Street, Suite 404, Wilmington, Delaware 19801, (iii) TVG Holdings, Inc. ("Holdings"), a Delaware corporation and a subsidiary of NPAL, with its principal executive offices at 1300 North Market Street, Suite 404, Wilmington, Delaware 19801, (iv) K. Rupert Murdoch, a United States citizen, with his business address at 10201 West Pico Boulevard, Los Angeles, California 90035, and (v) News America Incorporated ("NAI"), a Delaware corporation and a subsidiary of NPAL, with its principal executive offices at 1211

                              Page 8 of 76 Pages

Avenue of the Americas, New York, New York 10036. News Corp., NPAL, Holdings, K. Rupert Murdoch and NAI are referred to herein collectively as the "Reporting Persons." The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of the Reporting Persons are set forth in
Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen unless otherwise indicated.

     News Corp. is a diversified international communications company principally engaged in the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the provision of computer information services.

     NPAL is a holding company 100% of which is owned by News Corp. directly and through certain intermediaries.

     Holdings is a wholly-owned subsidiary of NPAL and holds the shares of Class A Common Stock and Class B Common Stock of the Company reported herein.

     K. Rupert Murdoch is the Chairman and Chief Executive of News Corp.; a director of NPAL; a director of News International plc, News Corporation's principal subsidiary in the United Kingdom; a director of News Limited, News Corporation's principal subsidiary in Australia; a director of NAI; a director of Holdings; a director of Satellite Television Asian Region Limited, the Asia Pacific Region's largest satellite television broadcaster; a director of British Sky Broadcasting Group plc, which operates the leading pay television broadcasting services in the United Kingdom and the Republic of Ireland; and director, Chairman and Chief Executive Officer of Fox Entertainment Group, Inc., an indirect subsidiary

                              Page 9 of 76 Pages
of News Corp. principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming.

     Approximately 30% of the voting stock of News Corp. is owned by (i) Mr. Murdoch and members of his family, (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family and certain charities and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of shares of News Corp. owned by such persons and entities, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corp., Mr. Murdoch may be deemed to control the operations of News Corp.

     NAI is a company 100% owned by News Corp. through certain intermediaries. NAI is the principal subsidiary of News Corp. in the United States and whose affiliates and subsidiaries conduct a substantial portion of the United States activities of News Corp.

     During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, none of the Schedule 1 persons has
(i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Item 3 is hereby amended and restated to read in its entirety as follows:

     The shares of Class A Common Stock and Class B Common Stock to which this Statement relates were issued pursuant to the terms of the Acquisition Agreements. The purchase price for 6,543,108 shares of Class A Common Stock purchased by Holdings pursuant to the Equalization Letter


                              Page 10 of 76 Pages

(the "Equalization Shares") was paid by offsetting such amount against the cash portion of the consideration received by Holdings pursuant to the Share Exchange Agreement. See Item 4 below.

Item 4.   Purpose of Transaction.
          ----------------------

     Item 4 is hereby amended and restated to read in its entirety as follows:

     Holdings acquired its shares of Class A Common Stock and Class B Common Stock on March 1, 1999 pursuant to the Acquisition Agreements. Under the terms of the Share Exchange Agreement, Holdings received 22,503,412 shares of Class A Common Stock, 37,496,588 shares of Class B Common Stock and $800 million in cash in exchange for the outstanding shares of capital stock of News America Publications Inc. and TVSM, Inc., publishers of TV Guide magazine and other television program listings guides.

     Pursuant to the Parent Agreement and the Equalization Letter, Holdings acquired the Equalization Shares for approximately $129 million, which represents the approximately $131 million aggregate price of such shares, less a transaction adjustment of approximately $2 million.

     In connection with the Stockholders Agreement described in Item 6 below (the complete text of which is filed as an Exhibit hereto and incorporated herein by reference) and the closing of the transactions contemplated by the Acquisition Agreements, the Board of Directors of the Company amended and restated the bylaws of the Company to fix the number of the Company's directors at ten, to provide for an Office of the Chairman and to provide that the approval of any action by the Board of Directors requires the affirmative vote of at least seven of the ten directors, except for the removal of any officer of the Company, which requires approval of six of the ten directors. The Office of the Chairman is responsible for overseeing the three primary business units of the Company that were formed upon the closing of the transactions: TV Guide Magazine Group, TV Guide Entertainment Group and the United Video Group.



                              Page 11 of 76 Pages

     In connection with the closing of the transactions, Anthea Disney, Chairman and Chief Executive Officer of News America Publishing Group, a division of News Corp., was appointed to the position of Chairman and Chief Executive Officer of the Company, and Joachim Kiener, President and Chief Operating Officer of News America Publishing Group, was named President of the Company and Chairman and Chief Executive Officer of the TV Guide Magazine Group. Ms. Disney and Mr. Kiener are to remain employees of News Corp., but will be seconded to the Company under agreements whereby the substantial majority of their time is to be made available to the Company and the Company will reimburse News Corp. for an appropriate portion of the cost of their cash compensation and employee benefits paid by News Corp. Ms. Disney and Mr. Kiener will also serve as members of the Office of the Chairman, along with Peter C. Boylan III, Executive Vice President of the Company and Chairman and Chief Executive Officer of the TV Guide Entertainment Group and the United Video Group. Messrs. Kiener and Boylan will each report to Ms. Disney.

     In addition, pursuant to the Stockholders Agreement, TCI, the Liberty Companies, News Corp. and Holdings have agreed that each stockholder or group of related stockholders that are party to such Agreement shall be entitled to designate one member of the Company's Board of Directors for each 12.5% of the Class B Common Stock owned by such stockholder or group, and the other parties to such Agreement would vote their shares of Common Stock in favor of the election of such designees as director. Based on their relative share ownership following the closing of the transactions contemplated by the Acquisition Agreements, each of TCI UVSG, Inc. and Holdings is entitled to designate four members of the Board of Directors. The eight members so designated will then appoint two persons who are independent directors within the meaning of the rules of the Nasdaq Stock Market. The four directors designated by Holdings are Ms. Disney, Mr. Kiener, Chase Carey, an Executive Director and Co-Chief Operating Officer of News Corp., and Peter Chernin, an Executive Director, President and Chief Operating Officer of News Corp. The four directors designated by TCI UVSG, Inc. are Mr. Boylan, Robert R. Bennett and Gary S. Howard, each of whom is currently a director, and Charles Y. Tanabe,


                              Page 12 of 76 Pages
who currently serves as Senior Vice President and General Counsel of Liberty Media Corporation. The new directors (Ms. Disney and Messrs. Kiener, Carey, Chernin and Tanabe) took office without stockholder action on or about March 29, 1999.

     Further, pursuant to the amended and restated bylaws of the Company, the Executive Committee of the Board of Directors will have four members, all of whom are to be designated by the holders of the Class B Common Stock, with such powers as may be delegated to it by the unanimous consent of the entire Board of Directors. In accordance with the Stockholders Agreement, the four members of the Executive Committee will initially consist of two members designated by TCI UVSG, Inc. and two members designated by Holdings.

     The Reporting Persons intend to continuously review their investment in the Company, and may in the future determine to (i) acquire additional securities of the Company, through open market purchases, private agreements or otherwise,
(ii) dispose of all or a portion of the securities of the Company owned by them or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the Company's business and prospects, other developments concerning the Company and the television and entertainment programming industries generally, other business opportunities available to the Reporting Persons, other developments with respect to the business of the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of the Company.

     Other than as described herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of

                              Page 13 of 76 Pages
the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     Item 5 is hereby amended and restated to read in its entirety as follows:

     On March 1, 1999, by virtue of the consummation of the transactions contemplated by the Share Exchange Agreement and the purchase from the Company of the Equalization Shares, Holdings became the direct beneficial owner of 29,037,520 shares of Class A Common Stock and 37,496,588 shares of Class B Common Stock. Each of News Corp., NPAL and Mr. Murdoch may be deemed to be indirect beneficial owners of such shares. Based upon the number of shares reflected as outstanding as of March 2, 1999 in the Company's information statement pursuant to Section 14(f) of the Exchange Act, the shares of the Company's securities beneficially owned by the Reporting Persons represent approximately 37.7% of the Class A Common Stock (approximately 43.8% assuming the conversion of the Class B Common Stock into Class A Common Stock), 50% of the Class B Common Stock, and


                              Page 14 of 76 Pages
approximately 48.9% of the combined voting power of the Class A Common Stock and the Class B Common Stock voting together as a single class. The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held, and the holders of Class B Common Stock are entitled to ten votes for each share of Class B Common Stock held. The Class A Common Stock and Class B Common Stock vote together as a single class for the election of directors and on all other matters to be voted on by the stockholders of the Company, except as required by law. The foregoing amounts exclude any shares benefically owned by the Liberty Companies as described below and the Reporting Persons disclaim beneficial ownership of any of such shares.

     To the Reporting Persons' knowledge, the Liberty Companies collectively are the direct beneficial owners of 29,037,520 shares of Class A Common Stock and 37,496,588 shares of Class B Common Stock. Based upon the number of shares reflected as outstanding as of March 2, 1999 in the Company's information statement pursuant to Section 14(f) of the Exchange Act, the shares of the Company's securities beneficially owned by the Liberty Companies represent approximately 37.7% of the Class A Common Stock (approximately 43.8% assuming the conversion of the Class B Common Stock into Class A Common Stock), 50% of the Class B Common Stock, and approximately 48.9% of the combined voting power of the Class A Common Stock and the Class B Common Stock voting together as a single class. By virtue of the Stockholders Agreement, the Reporting Persons and the Liberty Companies may constitute a "group" for the purpose of Rule 13d-5 promulgated under the Exchange Act. Nothing contained in this Statement shall constitute an admission that the Reporting Persons and the Liberty Companies constitute a "group" for such purposes. The Liberty Companies collectively benefically own the same number of shares of Class A Common Stock and Class B Common Stock as the Reporting Persons. Accordingly, based upon the number of shares reflected as outstanding as of March 2, 1999 in the Information Statement, the aggregate number of shares of the Company's securities beneficially owned by the Liberty Companies combined with those beneficially owned by the Reporting Persons represent approximately 75.5% of the Class A Common Stock (approximately 87.6% assuming



                              Page 15 of 76 Pages
the conversion of the Class B Common Stock into Class A Common Stock), 100% of the Class B Common Stock, and approximately 97.7% of the combined voting power of the Class A Common Stock and Class B Common Stock voting together as a single class. As a result of the voting power associated with the shares of Class B Common Stock and as the sole holders of the Class B Common Stock, the Liberty Companies and the Reporting Persons may be deemed to share control of the Company. However, neither the Reporting Persons, on the one hand, nor the Liberty Companies, on the other hand, have the ability to affirmatively direct the management of the Company without the concurrence of the other. Except as described in Item 6, the Reporting Persons have the sole power to vote and dispose of all of the shares of Class A Common Stock and Class B Common Stock to which this Statement relates.

     On December 31, 1998, NAI sold the capital stock of News America Publications Inc. and TVSM, Inc. to Holdings. As NAI does not beneficially own any securities of the Company, NAI will cease to be a reporting person or a member of the "group" of Reporting Persons herein after the filing of this Amendment.

     Except as described above, no transactions were effected by the Reporting Persons in the Common Stock during the 60 days preceding the date hereof.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
     to Securities of the Issuer.
     ---------------------------

     Item 6 is hereby amended and restated to read in its entirety as follows:

     On March 1, 1999, TCI, the Liberty Companies, News Corp., Holdings and the Company entered into the Stockholders Agreement, which provides that, among other things, for so long as a stockholder or group of related stockholders is entitled to designate at least one director to the Company's Board of Directors, the other stockholder or group of related stockholders shall be subject to certain restrictions on its ability to sell any of its shares of Common Stock to an unaffiliated third party or to convert any of its shares of Class B Common Stock to shares of Class A Common Stock unless it first


                              Page 16 of 76 Pages
offers such Common Stock for sale to the non-transferring party. If the non-transferring party elects not to purchase such Common Stock, the transferring party will convert any Class B Common Stock to be sold into Class A Common Stock prior to such sale unless such Class B Common Stock is to be sold to a third party that has offered to purchase at least 12.5% of the aggregate number of shares of Class B Common Stock outstanding. Pursuant to the Stockholders Agreement, so long as there continues to be at least two stockholders or groups of related stockholders that each own in the aggregate 30% or more of the outstanding Class B Common Stock, such stockholders or the members of each such stockholder group will vote their shares of Common Stock on all matters submitted to a vote of the Company's stockholders only as shall be mutually agreed upon by such stockholders or stockholder groups and, if they are unable to agree on how to vote with respect to any such proposal, they will each be obligated to vote against such proposal. Under the Stockholders Agreement, a stockholder or group of related stockholders is entitled to designate one director for each 12.5% of the outstanding shares of Class B Common Stock owned by such party (rounded to the nearest 12.5%, with more than 6.25% being rounded up, and 6.25% or less being rounded down), and the other stockholders or group of related stockholders will vote or cause to be voted all shares of Common Stock owned by such party for the election of such designee(s) as director. In addition, the Stockholders Agreement provides for certain registration rights with respect to the resale of the Class A Common Stock owned by stockholders that are parties to the Stockholders Agreement. Pursuant to the Stockholders Agreement, the Parent (as defined in such Agreement) of each stockholder or group of related stockholders that is entitled to designate at least one director to the Company's Board of Directors pursuant to the Stockholders Agreement agrees with and for the benefit of the Parent of each other stockholder or group of related stockholders that is so entitled to designate at least one director to the Company's Board of Directors that, for so long as there are at least two such stockholders or stockholder groups, the Company will, subject to certain limited exceptions, be the exclusive vehicle through which such Parent, directly or indirectly through its controlled affiliates, conducts program guide businesses (print, electronic or

                              Page 17 of 76 Pages
otherwise) worldwide. Currently, TCI and News Corp. are each Parents within the meaning of the Stockholders Agreement. The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the complete text thereof filed as an Exhibit hereto and incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

     Item 7 is hereby amended by adding the following to the end thereto:

     Exhibit No.      Exhibit
     -----------      -------

     10.3 Share Exchange Agreement, effective as of June 10, 1998, among NAI, Holdings and the Company. Incorporated by reference from Appendix I of the Proxy Statement on
                      Schedule 14A of the Company (File No. 000-22662) filed on January 21, 1999.

     10.4 Letter agreement, effective as of June 10, 1998, among News Corp., TCI and the Company (the Parent Agreement). Incorporated by reference from Exhibit 10.1 to the report on Form 8-K of the Company (File No. 000-22662) filed on March 16, 1999.

     10.5             Letter agreement, dated February 23, 1999, among
                      News Corp., TCI and the Company (the Equalization Letter).

     10.6 Stockholders' Agreement, dated as of March 1, 1999, among Holdings, News Corp., TCI UVSG, Inc., Liberty Media Corporation, TCI and the Company.

     10.7 Power of Attorney, dated March 31, 1999, by NPAL, Holdings and K. Rupert Murdoch.


                              Page 18 of 76 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: March 31, 1999

                              THE NEWS CORPORATION LIMITED



                              By:   /s/ Arthur M. Siskind
                                 ---------------------------------------
                                     Name:  Arthur M. Siskind
                                     Title: Director

                              Page 19 of 76 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: March 31, 1999

                              NEWS PUBLISHING AUSTRALIA LIMITED



                              By: /s/ K. Rupert Murdoch
                                 ---------------------------------------
                                     Name:  K. Rupert Murdoch
                                     Title: Director

                              Page 20 of 76 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: March 31 , 1999

                              TVG HOLDINGS, INC.



                              By: /s/ Arthur M. Siskind
                                 ----------------------------------------
                                     Name:  Arthur M. Siskind
                                     Title: Director and Senior Executive
                                            Vice President

                              Page 21 of 76 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: March 31, 1999


                                  /s/ K. Rupert Murdoch
                                 ---------------------------------------
                                  K. Rupert Murdoch

                              Page 22 of 76 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: March 31, 1999

                              NEWS AMERICA INCORPORATED



                              By: /s/ Arthur M. Siskind
                                 ---------------------------------------
                                     Name:  Arthur M. Siskind
                                     Title: Director and Senior Executive
                                            Vice President

                              Page 23 of 76 Pages

Schedule 1 is hereby amended and restated to read in its entirety as follows:

Schedule 1
----------

     Directors, Executive Officers and Controlling Persons of the Reporting Persons.

                                                                        Principal Business
                                                                         or Organization in
                                Principal Occupation and Business           Which Such
                                ---------------------------------         Employment is
       Name                                  Address                        Conducted
       ----                                  -------                        ---------
K. Rupert Murdoch          Chairman and Chief Executive of News             News Corp.
                           Corp.; Director of NPAL; Director of
                           News International plc; Director of News
                           Limited; Director of NAI; Director of
                           Holdings; Director of Satellite Television
                           Asian Region Limited ("STAR TV");
                           Director of British Sky Broadcasting
                           Group plc ("BSkyB"); Director, Chairman
                           and Chief Executive Officer of Fox
                           Entertainment Group, Inc.;
                           10201 West Pico Boulevard
                           Los Angeles, CA 90035

Geoffrey C. Bible          Non Executive Director of News Corp.;           Philip Morris
                           Chairman and Chief Executive Officer of
                           Philip Morris Companies Inc. ("Philip
                           Morris"); Director of New York Stock
                           Exchange, Inc.; and Director of Lincoln
                           Center for the Performing Arts, Inc.;
                           120 Park Avenue
                           New York, New York 10017

Chase Carey                Executive Director and Co-Chief                Fox Television
                           Operating Officer of News Corp.;
                           Director and Executive Vice President of
                           NAI; Director and Co-Chief Operating
                           Officer of Fox Entertainment Group, Inc.;
                           Chairman and Chief Executive Officer of
                           Fox Television; President and Chief
                           Operating Officer of Holdings;
                           10201 West Pico Boulevard
                           Los Angeles, CA 90035


                              Page 24 of 76 Pages

Gareth C.C. Chang          Executive Director of News Corp.;                STAR TV
                           Executive Chairman of STAR TV;
                           8th Floor, One Harbourfront
                           18 Tak Fung Street
                           Hunghom, Kowloon, Hong Kong

Peter Chernin              Executive Director, President and Chief          News Corp.
                           Operating Officer of News Corp.;
                           Director, Chairman and Chief Executive
                           Officer of NAI ; Director, President and
                           Chief Operating Officer of Fox
                           Entertainment Group, Inc.; Chairman and
                           Chief Executive Officer of Holdings;
                           10201 West Pico Boulevard
                           Los Angeles, CA 90035

Ken E. Cowley/1/           Non Executive Director of News Corp.;            News Corp.
                           Director of Ansett Australia Holdings
                           Limited; Chairman of Ansett International
                           Pty Ltd. and Chairman of Ansett New
                           Zealand Pty Ltd.;
                           2 Holt Street
                           Sydney, New South Wales 2010
                           Australia

David F. DeVoe             Executive Director, Senior Executive             News Corp.
                           Vice President and Chief Financial
                           Officer and Finance Director of News
                           Corp.; Director and Senior Executive
                           Vice President of NAI; Director, Senior
                           Executive Vice President and Chief
                           Financial Officer of Fox Entertainment
                           Group, Inc.; Director of STAR TV;
                           Director of BSkyB; Director and Senior
                           Executive Vice President of Holdings;
                           1211 Avenue of the Americas
                           New York, New York 10036

_______________
/1/ Citizen of Australia



                              Page 25 of 76 Pages

Aatos Erkko/2/             Non Executive Director of News Corp.;        Sanoma
                           Chairman of Sanoma Corporation
                           ("Sanoma"), a privately owned media
                           company in Finland
                           P.O. Box 144
                           SF00101 Helsinki, Finland

Andrew S.B. Knight/3/      Non Executive Director of News Corp.         News Corp.
                           c/o News International plc
                           1 Virginia Street
                           London E19X4 England

Letizia B.A. Moratti/4/    Executive Director of News Corp.;            News Corp.
                           Chairman of News Corp. Europe;
                           c/o Nikols Sedgwick
                           Via Vincenzo
                           Viviani 12, 20124 Milano, Italy

Lachlan K. Murdoch         Executive Director of News Corp.;            News Corp.
                           Chairman and Director of Queensland
                           Press Limited; Director of Herald &
                           Weekly Times Limited; Managing
                           Director and Director of News Limited;
                           Deputy Chairman of STAR TV; Director
                           of Beijing PDN Xinren Information
                           Technology Company Ltd; Director of
                           FOXTEL Management Pty Ltd.;
                           2 Holt Street
                           Sydney, New South Wales 2010
                           Australia

Thomas J. Perkins          Non Executive Director of News Corp.;        Kleiner Perkins
                           Senior Partner at Kleiner Perkins Canfield
                           & Byers ("Kleiner Perkins"); Director of
                           Compaq Computer Corporation;
                           4 Embarcadero Center
                           Suite 3520
                           San Francisco, CA 94111

------------------------------
/2/  Citizen of Finland
/3/  Citizen of United Kingdom
/4/  Citizen of Italy


                              Page 26 of 76 Pages

Bert C. Roberts, Jr.       Non Executive Director of News Corp.;        MCI
                           Chairman of MCI Worldcom, Inc.
                           ("MCI");
                           1801 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20006

Stanley S. Shuman          Non Executive Director of News Corp.;        Allen & Company
                           Executive Vice President and Managing
                           Director of Allen & Company
                           Incorporated ("Allen & Company");
                           Director of NAI;
                           711 Fifth Avenue
                           New York, New York 10176

Arthur M. Siskind          Executive Director, Senior Executive         News Corp.
                           Vice President and Group General
                           Counsel of News Corp.; Director of
                           BSkyB; Director and Senior Executive
                           Vice President of NAI; Director, Senior
                           Executive Vice President and Group
                           General Counsel of Fox Entertainment
                           Group, Inc.; Director of STAR TV;
                           Director and Senior Executive Vice
                           President of Holdings;
                           1211 Avenue of the Americas
                           New York, New York 10036



                              Page 27 of 76 Pages